UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.1)*

American Bancorp of New Jersey, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
02407E104 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 17, 2008 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 576152102

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,297

	8.	Shared Voting Power

	9.	Sole Dispositive Power 150,297

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,297

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.38

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 576152102

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 168,209

	8.	Shared Voting Power

	9.	Sole Dispositive Power 168,209

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,209

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.55

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 576152102

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 127,309

	8.	Shared Voting Power

	9.	Sole Dispositive Power 127,309

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,309

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.17

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 576152102

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 161,364

	8.	Shared Voting Power

	9.	Sole Dispositive Power 161,364

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,364

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.49

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Berggruen Holdings North America Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

SCHEDULE 13D
CUSIP No. 576152102

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 616,928

	8.	Shared Voting Power

	9.	Sole Dispositive Power 616,928

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 616,928

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.68

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on July 27, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C. (“Broad Park”), LSBK06-08, L.L.C., Berggruen Holdings North America Ltd., Lawrence Seidman individually (“Seidman”), and other Seidman clients ("Seidman clients") collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of American Bancorp of New Jersey, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Berggruen Holdings North America Ltd.*, and LSBK06-08, LLC, both Reporting Persons, sold all the shares owned of the Issuer and has ceased to be a Reporting Person.  (For details, please see attached Schedule A.)

*All of the shares of the Issuer sold by Berggruen were sold to other entities controlled by Seidman.

5. Interest in Securities of the Issuer

(a)(b)(c)  As of the close of business on December 19, 2008, the Reporting Persons owned beneficially an aggregate of 616,928 shares of Common Stock, which constituted pproximately 5.68% of the 10,859,692 shares of Common Stock outstanding as of December 11, 2008 as disclosed in the Issuer's 10-K for the period ended September 30, 2008.

There have not been any transactions, other than previously reported transactions, in the Common Stock effected by the Reporting Persons within the past (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2008
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Manager, Seidman and Associates, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership, L.P.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership II, L.P.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Broad Park Investors, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, LSBK06-08, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Individually

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, On behalf of Seidman Clients

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares

SAL	7/23/2008	9.7000	261,512.00	26,960
SAL	12/16/2008	11.1992	-139,990.46	-12,500	sale
SAL	12/17/2008	11.2347	-367,094.63	-32,675	sale
SAL	12/18/2008	11.3166	-289,331.60	-25,567	sale
SAL	12/19/2008	11.3450	-159,215.88	-14,034	sale

SIP	7/1/2008	9.9040	49,520.00	5,000
SIP	7/23/2008	9.7000	258,990.00	26,700
SIP	12/16/2008	11.1992	-139,990.46	-12,500	sale
SIP	12/17/2008	11.2020	-140,025.46	-12,500	sale
SIP	12/18/2008	11.3166	-289,331.60	-25,567	sale
SIP	12/19/2008	11.3450	-159,204.53	-14,033	sale

SIPII	1/23/2008	10.0667	12,080.00	1,200
SIPII	5/19/2008	10.5500	105,500.00	10,000
SIPII	7/23/2008	9.7000	213,487.30	22,009
SIPII	12/16/2008	11.1992	-139,990.46	-12,500	sale
SIPII	12/17/2008	11.2020	-140,025.46	-12,500	sale
SIPII	12/18/2008	11.3166	-289,320.29	-25,566	sale
SIPII	12/19/2008	11.3450	-159,204.53	-14,033	sale

LSBK	5/19/2008	10.5500	52,750.00	5,000
LSBK	7/11/2008	9.8720	24,680.00	2,500
LSBK	7/14/2008	9.8080	24,520.00	2,500
LSBK	7/23/2008	9.7000	69,112.50	7,125
LSBK	12/15/2008	11.2277	-317,744.95	-28,300	sale
LSBK	12/16/2008	11.1992	-139,990.46	-12,500	sale
LSBK	12/16/2008	11.2056	-168,084.05	-15,000	sale
LSBK	12/17/2008	11.2322	-71,043.51	-6,325	sale

Broad Park	5/19/2008	10.5500	105,500.00	10,000
Broad Park	7/1/2008	9.9000	49,500.00	5,000
Broad Park	7/23/2008	9.7000	179,508.20	18,506

Seidman Client	11/14/2007	10.5000	21,000.00	2,000

Berggruen	10/23/2007	10.5500	29,540.00	2,800
Berggruen	10/24/2007	10.5500	105,500.00	10,000
Berggruen	10/25/2007	10.5500	79,125.00	7,500
Berggruen	10/30/2007	10.5500	31,650.00	3,000
Berggruen	11/1/2007	10.4994	31,498.20	3,000
Berggruen	7/23/2008	9.7000	-982,610.00	-101,300	sale